UNIFYING SPIRITS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Unifying Spirits LLC and Subsidiary
McDonald, Pennsylvania

We have reviewed the accompanying consolidated financial statements of Unifying Spirits LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Unifying Spirits LLC and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

EG Conley, P.C.

Pittsburgh, Pennsylvania
February 17, 2026

UNIFYING SPIRITS LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 177,373	$ 578,894
Accounts receivable	210,273	251,786
Inventory	840,309	523,750
Deferred issuance costs	10,000	-
Prepaid rent	41,233	-
TOTAL CURRENT ASSETS	1,279,188	1,354,430
PROPERTY AND EQUIPMENT		
Machinery and equipment	615,934	577,041
Manufacturing facility leasehold improvements	80,666	80,666
	696,600	657,707
Less accumulated depreciation	276,669	154,725
	419,931	502,982
OTHER ASSETS		
Security deposit	20,617	-
Unused equipment, awaiting new plant expansion	695,777	-
Goodwill, net	175,208	205,617
Patent, net	157,500	167,500
PLCB license, net	3,051	3,322
Operating lease, right-of-use asset, net of accumulated amortization of $211,425 and $147,565, respectively	104,763	168,623
	1,156,916	545,062
	$ 2,856,035	$ 2,402,474

See accompanying notes and independent accountants' review report.

	2025	2024
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 220,199	$ 14,366
Accrued partner compensation	77,749	77,749
Accrued payroll liabilities	39,321	16,851
Accrued interest, related party	12,100	-
Other accrued expenses and credit cards payable	57,692	44,540
Operating lease, right-of-use liability	68,211	65,064
Convertible debt, related party bridge loans	300,000	-
Current portion of long-term debt, related party	111,784	99,641
TOTAL CURRENT LIABILITIES	887,056	318,211
OPERATING LEASE, right-of-use liability	41,115	109,325
LONG-TERM LIABILITIES, related party	94,393	210,837
TOTAL LONG-TERM LIABILITIES	135,508	320,162
MEMBERS' EQUITY		
Contributed capital	5,833,199	4,421,813
Accumulated deficit	(3,999,728)	(2,657,712)
TOTAL MEMBERS' EQUITY	1,833,471	1,764,101
	$ 2,856,035	$ 2,402,474

See accompanying notes and independent accountants' review report.

UNIFYING SPIRITS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2025 and 2024

	2025	2024
NET SALES	$ 2,822,314	$ 778,051
COST OF SALES	761,587	467,297
GROSS PROFIT	2,060,727	310,754
SELLING AND ADMINISTRATIVE EXPENSES		
Advertising, marketing and promotion	1,234,645	253,504
Salaries and commissions	1,164,470	537,492
Professional fees	154,066	108,025
Depreciation	121,944	102,589
Office and computer supplies	101,829	21,484
Meals and entertainment	70,348	22,087
Insurance	67,198	12,075
Operating lease amortization	63,860	62,173
Other taxes & licenses	60,315	10,888
Payroll taxes	57,458	22,509
Travel and lodging	55,662	47,532
Freight	49,200	21,222
Amortization	40,680	40,680
Telephone and utilities	30,292	20,202
Repairs and maintenance	27,125	9,245
Rental, operating	25,147	10,233
Miscellaneous	22,996	21,383
Bank fees	8,283	1,413
Research and development	6,973	1,482
Operating lease interest	3,854	5,540
Dues and subscriptions	2,680	81
Outside services	2,178	27,232
Charitable contributions	-	1,160
	3,371,203	1,360,231
LOSS FROM OPERATIONS	(1,310,476)	(1,049,477)
OTHER EXPENSE		
Interest expense	(31,540)	(63,506)
	(31,540)	(63,506)
NET LOSS	$ (1,342,016)	$ (1,112,983)

See accompanying notes and independent accountants' review report.

UNIFYING SPIRITS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2025 and 2024

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at December 31, 2023	$ 1,631,710	$ (1,544,729)	$ 86,981
Issuance of Series A units upon conversion of promissory note	200,000	-	200,000
Issuance of Series A units, net of issuance costs	2,710,103	-	2,710,103
Repurchase and retirement of returned Series C units	(120,000)	-	(120,000)
Net loss	-	(1,112,983)	(1,112,983)
Balance at December 31, 2024	4,421,813	(2,657,712)	1,764,101
Issuance of Series A units, net of issuance costs	1,396,389	-	1,396,389
Series A unit incentive compensation expense	14,997	-	14,997
Net loss	-	(1,342,016)	(1,342,016)
Balance at December 31, 2025	$ 5,833,199	$ (3,999,728)	$ 1,833,471

See accompanying notes and independent accountants' review report.

UNIFYING SPIRITS LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,342,016)	$ (1,112,983)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	121,944	102,589
Amortization	40,680	40,680
Series A unit incentive compensation expense	14,997	-
Change in right-of-use asset and liability	(1,203)	147
(Increase) decrease in:		
Accounts receivable	41,513	(219,000)
Inventory	(316,559)	(287,394)
Prepaid rent	(41,233)	-
Security deposit	(20,617)	-
Increase (decrease) in:		
Accounts payable	205,833	7,028
Accrued partner compensation	-	(354,926)
Accrued payroll liabilities	22,470	16,820
Accrued interest, related party	12,100	-
Other accrued expenses and credit cards payable	13,152	(24,087)
NET CASH USED BY OPERATING ACTIVITIES	(1,248,939)	(1,831,126)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(734,670)	(117,561)
NET CASH USED BY INVESTING ACTIVITIES	(734,670)	(117,561)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible promissory notes	300,000	-
Deferred issuance costs	(10,000)	-
Payments on long-term debt	(104,301)	(87,073)
Repurchase of Series A units	-	(120,000)
Issuance of Series A units, net of issuance costs	1,396,389	2,710,103
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,582,088	2,503,030

See accompanying notes and independent accountants' review report.

	2025	2024
NET INCREASE (DECREASE) IN CASH	$ (401,521)	$ 554,343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	578,894	24,551
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 177,373	$ 578,894
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 19,440	$ 63,506
Income taxes	$ -	$ -

During 2024, the Company converted $200,000 of existing related party notes payable to Series A Units.

See accompanying notes and independent accountants' review report.

(First page of notes)

UNIFYING SPIRITS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Unifying Spirits LLC and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

1. Nature of Business
The Company was formed in Pennsylvania on May 6, 2021. The Company's primary business is the development and manufacturing of Boba POPS, an innovative alcoholic beverage enhancer. The Company conducts business and extends credit to customers in multiple states throughout the United States. KelRay Industries LLC is a PA Limited Distillery and PA State Importer and manufactures Popping Boba, the version of Boba that contains ethyl alcohol and is branded as Boba POPS. KelRay Industries LLC is located in Slippery Rock, Pennsylvania and is also a FDA approved food manufacturer.

2. Principles of Consolidation
The consolidated financial statements include the accounts of Unifying Spirits LLC and its wholly owned subsidiary, KelRay Industries LLC. The financial statement activity from the subsidiary has been consolidated within the individual line-item presentation of the consolidated financial statements. All material intercompany profits and transactions have been eliminated upon consolidation.

3. Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

4. Revenue Recognition
The Company accounts for revenue using the accounting method prescribed under Financial Accounting Standards Board (FASB) Topic 606, *Revenue from Contracts with Customers.* The Company recognizes revenue when the customer accepts or takes physical delivery of the goods at a single point in time when ownership, risks and rewards transfer, net of sales discounts and rebates. The customer is charged the cost of the delivery.

(Continuation of the notes on the next page.)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

4. Revenue Recognition, continued

Sources and Timing of Revenue:

Source	2025	2024
Product sales	$ 2,822,314	$ 778,051
Timing		
Products and services transferred at a point in time	$ 2,882,314	$ 778,051
Products and services transferred over time	-	-
	$ 2,882,314	$ 778,051

Various economic factors affect revenues and cash flows. Product sales are typically sold to distributors and individual customers across the United States.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables and company advances (contract assets) and customer advances and deposits (contract liabilities) on the consolidated balance sheets. Amounts are billed after services are rendered and performance obligations are complete. Generally, billing does not occur subsequent to revenue recognition. Deposits made to vendors prior to receipt of goods are recorded as contract assets. Generally, there are no advances or deposits received from customers before revenue is recognized. Therefore, there are no contract liabilities. If a deposit is received, these deposits are liquidated when revenue is recognized.

The beginning and ending contract balances were as follows:

Source	2025	2024
Accounts Receivable	$ 210,273	$ 251,786
Contract Assets	$ -	$ -
Contract Liabilities	$ -	$ -

Beginning accounts receivable on January 1, 2024 was $32,786. Beginning contract assets and contract liabilities on January 1, 2024 were $0.

(Continuation of the notes on the next page.)

5. Credit Losses – Practical Election for Short-Term Receivables and Contract Assets
The Company has elected to apply the practical expedient permitted under ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, for estimating expected credit losses on accounts receivable and contract assets that are due in one year or less. Under this expedient, the Company assumes that current economic conditions will persist over the remaining life of these assets and does not incorporate forecasts of future macroeconomic conditions in its estimate of expected credit losses. This approach is considered appropriate given the short-term nature and high turnover of these assets. The Company will continue to monitor the collectability of its receivables and contract assets and will update its estimates as necessary. There were no delinquent accounts receivable as of December 31, 2025, and no allowance for credit losses.

There was not any credit loss expense for 2025 and 2024.

6. Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Inventories consist of the following at December 31, 2025 and 2024, respectively:

	2025	2024
Inventories – finished goods	$ 395,065	$ 152,496
Inventories – materials	445,244	371,254
	$ 840,309	$ 523,750

7. Property and Equipment
Property and equipment are carried at cost, less accumulated depreciation. Depreciation is determined using the straight-line method in accordance with generally accepted accounting principles, based on the following useful lives:

Machinery and equipment	5 years
Manufacturing facility leasehold improvements	40 years

As of December 31, 2025, there was $695,777 of machinery and equipment not yet placed in-service due to the manufacturing facility build-out.

Maintenance and repairs are charged to expense as incurred, whereas the costs of property and equipment additions and improvements are capitalized.

Depreciation expense was $121,944 and $102,589 for 2025 and 2024, respectively.

(Continuation of the notes on the next page.)

8. Impairment of Long-Lived Assets
The Company periodically evaluates long-lived assets, such as property and equipment, for impairment when changes in circumstances or the occurrence of certain events indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted future cash flows are less than the carrying value of the asset. The Company measures impairment based on the amount by which the carrying values exceeds the fair value. Fair value is determined primarily using projected future cash flows, discounted at a rate commensurate with the risk involved. As of December 31, 2025 and 2024, there was not any impairment.

9. Intangible Assets
Intangibles include Patent, PLCB License, and Goodwill, all net of related accumulated amortization. There were not any impairment losses recognized on the value of the Patent or PLCB License. The Patent is amortized over 20 years while the PLCB License is amortized over 15 years. Goodwill represents the excess of cost over fair value of net assets acquired through acquisitions. There were not any impairment losses recognized on the value of the Goodwill. The Company amortizes Goodwill on the straight-line method over ten years.

A summary of the Company's intangible assets as of December 31, 2025 is presented below.

	Cost	Accumulated Amortization	Net Book Value
Goodwill	$ 304,089	$ 128,881	$ 175,208
Patent	200,000	42,500	157,500
PLCB License	4,068	1,017	3,051
	$ 508,157	$ 172,398	$ 335,759

A summary of the Company's intangible assets as of December 31, 2024 is presented below.

	Cost	Accumulated Amortization	Net Book Value
Goodwill	$ 304,089	$ 98,472	$ 205,617
Patent	200,000	32,500	167,500
PLCB License	4,068	746	3,322
	$ 508,157	$ 131,718	$ 376,439

(Continuation of the notes on the next page.)

10. Income Taxes
Unifying Spirits LLC and Subsidiary is a limited liability company treated as a partnership for income tax purposes, and as such, is not subject to income taxes. All items of taxable income, deductions, and tax credits are passed through to and are reported by its members on their respective income tax returns. Similar provisions apply for state income tax purposes. Therefore, no provision or liability for Federal or State income taxes has been included in the financial statements. Also, under those provisions, the LLC is not allowed a net operating loss carryover or carryback as a deduction. Instead, the members include their respective share of the LLC's net income or operating loss in their individual income tax returns.

Management has analyzed the tax positions taken by the Company, and has concluded as of December 31, 2025 and 2024, there are not any uncertain tax positions taken or expected to be taken requiring recognition of a liability (or asset) or disclosure in the consolidated financial statements.

11. Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturities of 90 days or less to be cash equivalents.

12. Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, depreciation of property and equipment including estimated useful lives, and the fair value of intangible assets. Actual results could differ from these estimates.

13. Fair Value of Financial Instruments
The carrying amounts of the Company's financial instruments approximate fair value because of the short maturity of the instruments or because terms are similar to market terms.

14. Advertising, Marketing and Promotion
The Company expenses advertising, marketing and promotion costs as incurred. These expenses were $1,234,645 and $253,504 for 2025 and 2024, respectively.

15. Research and Development
Research and development expenditures are expensed as incurred.

16. Shipping and Handling Costs
The Company expenses shipping and handling costs to selling and administrative expenses.

(Continuation of the notes on the next page.)

NOTE B – RELATED PARTY TRANSACTIONS

As discussed in Note D, as of December 31, 2025, there were $300,000 of Convertible Promissory Notes outstanding, a portion of which were funded by members, officers, or directors of the Company. These notes, plus outstanding accrued interest at 12%, are convertible to Series A Units at $3.00 per unit. The maturity date of these notes is one year from the closing date of September 2, 2025. Accrued interest was $12,100 as of December 31, 2025.

As part of the Notes Payable discussed in Note D, certain Promissory Notes are with related parties that include members, officers or directors of the Company. As of December 31, 2025 and 2024, there were $206,177 and $310,478, respectively, of other Notes outstanding, with members, officers, or directors of the Company. During 2024, there was $200,000 of outstanding Notes converted into Series A Units. The outstanding Notes carry varying interest rates between 4.49% and 10% and mature in 2027. There was no accrued interest as of December 31, 2025 or 2024.

The Company has entered into other related-party transactions, including unpaid accrued partner compensation of $77,749 as of December 31, 2025 and 2024. The Company also has other consulting arrangements with investors related to advertising and marketing. For the years ended December 31, 2025 and 2024, amounts incurred related to these arrangements were $477,660 and $135,331, respectively.

During 2025, the Company issued 4,999 Series A Units as an incentive to key employees and recognized $14,997 of equity based compensation.

NOTE C – MEMBERS' EQUITY

As of December 31, 2025 and 2024, the Company had the following no par units issued and outstanding:

	2025	2024
Series A Investor	3,159,498	2,754,608
Series B Management	460,000	460,000
Total	3,619,498	3,214,608

During 2025 and 2024, the Company issued 488,337 and 1,071,618 of Series A Investor Units at $3.00 per unit. As disclosed in Note B, $200,000 of other notes payable were converted into Series A Investor Units during 2024.

(Continuation of the notes on the next page.)

NOTE C – MEMBERS' EQUITY, continued

In accordance with the Fifth Amended and Restated Operating Agreement, the aggregate number of authorized membership interests in the Company shall be divided into 4,500,000 authorized Series A Investor Units and 460,000 Series B Management Units. Series A Investor Units shall be those Units of the Company issued to Persons who or will contribute or invest capital into the Company and Series B Management Units shall be those Units of the Company that are issued to Managers and Officers of the Company. Both Series A Investor Units and Series B Management Units are entitled to vote. Series C Advisor Units have been extinguished and terminated by the Company in prior years.

Allocation of profits and losses to the members are made in accordance with the Operating Agreement.

NOTE D – CONVERTIBLE NOTES

On September 2, 2025, a total of $300,000 of convertible notes were issued, a portion of which were funded by related parties. These Notes are subject to conversion at any time prior to payment in full of the obligations owed to each Holder. Each Holder may elect to convert all or any portion of the outstanding principal and accrued interest owed into Series A Units at the Conversion Price of $3.00 per Unit. Units issued upon conversion shall be fully paid and non-assessable, subject to the Company's current operating agreement. Fractional units shall be rounded down with cash in lieu. Upon full conversion of the obligations owed, the liens securing such converted obligations shall be released and such obligations shall be extinguished; liens shall continue to secure all remaining obligations arising hereunder owed to other lenders. As of December 31, 2025, there are $300,000 of 12% interest notes due within the next 12 months including $12,100 of accrued interest.

NOTE E – RISKS AND UNCERTAINTIES

Cash

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents balances in the form of deposits with financial institutions. The Company maintains cash deposits with banks that, at times, exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions that management believes are creditworthy.

Contingencies

The Company does not believe there is any litigation pending or threatened against it, which individually or in the aggregate may be expected to have a material adverse effect on the operations and financial statements of the Company.

(Continuation of the notes on the next page.)

NOTE F – LONG-TERM DEBT

Long-term Debt, Related Party

Related party long-term debt consists of the following as of December 31:

	2025	2024
Note payable to related party, due in monthly installments totaling $5,312, including interest at 10% and maturing December 2027.	$ 115,110	$ 164,618
Note payable to related party, due in monthly installments totaling $5,000, including interest at 4.49% and maturing August 2027.	91,067	145,860
Total long-term debt	206,177	310,478
Less current portion	111,784	99,641
	$ 94,393	$ 210,837

Interest expense on related party notes was $31,540 and $61,412 as of December 31, 2025 and 2024, respectively.

NOTE G – RENTALS UNDER OPERATING LEASES

The Company leases its facilities under noncancellable operating leases. Of the two facility leases, one lease was signed on September 23, 2025, which has not yet commenced and is expected to be occupied in June 2026. Therefore, no right-of-use asset or liability is recorded as of December 31, 2025. As part of the lease execution, the Company had to prepay two months of rent totaling $41,233 and a $20,617 security deposit. The base rent upon commencement is $20,617 per month for the first twelve months of occupancy and then escalates each year thereafter up to 60 months.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. The short-term lease costs do not reflect the ongoing short-term lease commitments as of December 31, 2025 and 2024. The short-term lease costs were $25,147 and $10,233 during the years ended December 31, 2025 and 2024, respectively.

In the normal course of business, operating leases are generally renewed or replaced by other leases under similar terms.

(Continuation of the notes on the next page.)

NOTE G – RENTALS UNDER OPERATING LEASES, continued

As of December 31, 2025, the operating lease right-of-use (ROU) assets were $104,763, net of ROU amortization of $211,425, presented on the consolidated balance sheets. The ROU liability was $109,326 as of December 31, 2025, with $68,211 included as a current liability. As of December 31, 2024, the operating lease right-of-use (ROU) assets were $168,623, net of ROU amortization of $147,565, presented on the consolidated balance sheets. The ROU liability was $174,389 as of December 31, 2024, with $65,064 included as a current liability. The lease asset and liability were calculated utilizing the risk-free discount rate at lease commencement according to the Company's elected policy. All options to renew the various leases, that the Company is reasonably certain to exercise, have been considered when assessing the value of the ROU.

Lease term and discount rate were as follows:

	2025	2024
Weighted average remaining lease term (years)	1.58	2.58
Weighted average discount rate	1.58%	1.58%

The following is a schedule by years of future minimum rental payments required under the operating leases as of December 31, 2025:

Year Ending December 31,	Amount
2026	$ 70,296
2027	41,480
Total lease payments	111,776
Less amount representing interest	2,450
Present value of lease liabilities	$ 109,326

The following summarizes the line items in the consolidated statements of operations which include the components of lease expense for the years ended December 31, 2025 and 2024:

	2025	2024
Operating lease expense, amortization	$ 63,860	$ 62,173
Operating lease expense, interest	3,854	5,540
Rent, operating	25,147	10,233
	$ 92,861	$ 77,946

The components of lease expense are included as cash flows from operating activities on the consolidated statements of cash flows.

Continuation of the notes on the next page.)

NOTE H – ONGOING NEED FOR CAPITAL

The financial statements have been prepared on a going concern basis. The Company has limited capital resources, has experienced recurring operating losses and has negative cash flows from operations since inception. At December 31, 2025, the Company had a consolidated net loss of $1,342,016 and net cash used in operations of $1,248,939. At December 31, 2024, the Company had a consolidated net loss of $1,112,983 and net cash used in operations of $1,831,126. At December 31, 2025, the Company had $177,373 in cash and cash equivalents. The Company has funded its operations through the sale of equity units and issuance of convertible promissory notes. The Company will be required to raise additional funding, secure alternative means of financial support, or both in order to continue to fund its current operating plan. The Company is aware of these ongoing capital needs and plans to continue to take the necessary steps to address them. As described below, management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

With respect to subsequent events since December 31, 2025, the Company has taken significant steps to address its financing needs and support its operating plan including:

- Raised over $500,000 of additional equity;
- Initiated a $400,000 equity round under Regulation D; and
- Engaged an experienced platform to host up to an approximate $1,250,000 crowdfunded equity round under Regulation CF.

NOTE I – SUBSEQUENT EVENTS

Management has reviewed the consolidated financial statements as of February 17, 2026, which is the date the consolidated financial statements were available to be issued, and did not identify any events requiring recording or disclosure in the 2025 financial statements other than disclosed in Note H.